United States securities and exchange commission logo





                               November 7, 2023

       Henrik Rouf
       President and Chief Executive Officer
       Nordicus Partners Corp
       3651 Lindell Road
       Suite D565
       Las Vegas, NV 89103

                                                        Re: Nordicus Partners
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 24,
2023
                                                            File No. 333-274588

       Dear Henrik Rouf:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 24, 2023

       Cover page

   1. We note your response to prior comment 2. Please revise your disclosure here, as you do in your Plan of
Distribution, to state that the selling stockholders "are" underwriters within the meaning of Section
2(a)(11) of the Securities Act.
   2. We note your response to prior comment 3 and reissue. Please revise here to disclose, as you do in your response
that Tom Glaesner Larsen is the selling security holder who, with
                                                        Mr. Rouf, beneficially
owns approximately 55% of your outstanding shares of
                                                        common stock and will
have voting control over all matters submitted to the holders of your common stock for
approval.
 Henrik Rouf
FirstName LastNameHenrik  Rouf
Nordicus Partners Corp
Comapany 7,
November  NameNordicus
             2023        Partners Corp
November
Page 2    7, 2023 Page 2
FirstName LastName
Plan of Distribution, page 41

3. We note your response to prior comment 1 and reissue. Your disclosure on page 41 continues to state that "[t]he Selling Stockholders may offer and sell the common stock
         registered pursuant to this prospectus at a fixed price       Please
clarify that the selling
         stockholders will sell at a fixed price.
Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended June 30,
2023
Note 1 - Organization and Description of Business, page F-18

4. We note the changes you made in response to comment 7. For clarity, please make similar revisions to note 1 of your interim period financial statements on page F-18. Also, in the next to last paragraph of note 1 to the annual financial statements you state "Pursuant to the Contribution Agreememt ... conveyed to us all right ... to (100%) of our (emphasis added) issued and outstanding capital stock ..." It appears "our" should be "Nordicus
         Partners A/S." Please revise or advise.
Exhibits

5. Please file an updated consent of your independent public accountants as exhibit 23 to this filing.
       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Ernest M. Stern, Esq.